UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


       In the Matter of

      ENTERGY CORPORATION                 CERTIFICATE
                                          PURSUANT TO
       File No. 70-9749                     RULE 24

(Public Utility Holding Company
         Act of 1935)



           This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that for the period ended June 30, 2001, the transactions described below, which were proposed by Entergy Corporation ("Company") in the Application-Declaration on Form U-1, as amended, in the above referenced File ("Application-Declaration"), have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and pursuant to the Order of the Securities and Exchange Commission dated April 3, 2001.



(1) The per share purchase    None.
and market prices for each
sale of common stock,
preferred stock or other
forms of preferred or equity
linked securities on the date
of each sale.

(2) The total number of       34,600 shares of common stock
shares of common stock issued are available for issuance
or available for issuance     pursuant to the terms of
under options granted during  options granted during this
the reporting period.         period.

(3) The number and price of,  None.
and restrictions on, common
shares issued in connection
with the acquisition of
another business.

(4) The principal amount of,  None.
and the terms and conditions
associated with the issuance
of Long-Term Debt.

(5) The principal amount of,  Third Amended and Restated
and the terms and conditions  Credit Agreement, dated as of
associated with, the issuance May 17, 2001, among Entergy,
of Short-Term Debt.           the Banks named therein and
                              Citibank, N.A. as Agent,
                              incorporated by reference as
                              Exhibit 4(a) to Entergy's
                              Quarterly Report on Form 10-Q
                              for the quarterly period
                              ended June 30, 2001.

                              Assumption Agreement dated
                              July 12, 2001, among First
                              Union National Bank, as
                              Additional Lender, Entergy
                              and Citibank N.A., as Agent,
                              filed herein as Exhibit 5(a).

(6) The notional amount and   None.
principal terms of, and the
counter parties to, any
Interest Rate Hedge or
Anticipatory Hedge entered
into during the reporting
period.

(7) The name of, and amount   None.
invested in, any new
Financing Subsidiary.

(8) A list of all Form U-6B-2 None.
filings made during the
reporting period, including
the date of the filing.

(9) Entergy's consolidated    Entergy's consolidated
balance sheet and the balance Balance Sheet is incorporated
sheet for any company that    by reference on Form 10-Q for
engaged in a financing        the quarterly period ended
transaction during the        June 30, 2001.
reporting period, each
showing the type and
outstanding amount of debt or
equity, as the case may be.

(10) A calculation of         Filed herein as Exhibit
Entergy's debt to equity      10(a).
ratio for the quarter ending
June 30, 2001.



IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 6th day of November 2001.

                                       ENTERGY CORPORATION


                                 By:   /s/ Steven C. McNeal
                                         Steven C. McNeal
                                      Vice President and Treasurer